TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD PROVIDES NOTICE OF THIRD QUARTER 2024 RESULTS
AND CONFERENCE CALL

Toronto, Ontario, October 15, 2024 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") is pleased to announce it plans to release its third quarter 2024 operating and financial results after market hours on Thursday, November 7, 2024. Senior management will host a conference call to discuss the operating performance and financial results on Friday, November 8, 2024, at 8:30 a.m. (Eastern Time).

Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following options:

Pre-register via: Chorus Call IAMGOLD Q3 2024 Registration (recommended) - Upon registering, you will receive a calendar booking by email with dial-in details and unique PIN. This process will bypass the operator and avoid the queue.

Toll free (North America): 1 (844) 763-8274

International: 1 (647) 484-8814

Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=p6dhhbCO

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (855) 669-9658 within Canada and the US or 1 (412) 317-0088 from international locations and entering the passcode: 1043405.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to be among the largest gold mines in Canada. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to strive for the goal of Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

All material information on IAMGOLD can be found at http://www.sedarplus.ca or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.